Joseph M. Rigby Chairman of the Board President Chief Executive Officer	701 Ninth Street, NW Washington, DC 20068 202-872-2219

July 19, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:	Andrew D. Mew

Re:	Pepco Holdings, Inc.
Atlantic City Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 3, 2013
File Nos. 001-31403 and 001-03559

Dear Mr. Mew:

This letter is submitted by Pepco Holdings, Inc. (“PHI” or the “Company”) and Atlantic City Electric Company (“ACE”) in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 21, 2013, relating to the above-referenced Forms 10-K and Forms 10-Q filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by each of the above-referenced registrants.  For convenience of reference, the Staff’s comments are restated below in italics, followed by the Company’s response on behalf of PHI and ACE.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.
Our review encompassed the parent company, and the Atlantic City Electric Company subsidiary listed on the facing page of your Form 10-K.  In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment.  To the extent a comment is applicable to Atlantic City Electric Company, please address the issue separately.

Securities and Exchange Commission
July 19, 2013

Response:

The Staff’s comment is noted and will be addressed in each of the following responses, as applicable.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 134

2.
We refer you to Rule 5-02.20 of Regulation S-X.  Please confirm the Accounts Payable and Accrued Liabilities as well as the Other line items within current liabilities do not require further disaggregation.

We confirm that the Accounts Payable and Accrued Liabilities as well as the Other line items reflected in the Consolidated Balance Sheets on page 134 do not require further disaggregation pursuant to Rule 5-02.20 of Regulation S-X.  The line item described as Accounts Payable and Accrued Liabilities includes all amounts payable to trade creditors, as required by Rule 5-02.19(a) of Regulation S-X.  None of the current liabilities in the Other line item exceeded the threshold for disaggregation of five percent of total current liabilities.

Consolidated Statements of Cash Flows, page 135

3.	Please explain in detail and disclose what facts and circumstances triggered your reclassification of amounts within the Asset Removal Costs Regulatory Liability to Accumulated Depreciation.

In the third quarter of 2012, PHI reclassified $61 million of regulatory liabilities for asset removal costs to accumulated depreciation as a result of regulatory orders received from the Maryland Public Service Commission (“MPSC”) on July 20, 2012 regarding each of the electric distribution base rate cases filed by its wholly owned subsidiaries Potomac Electric Power Company (“Pepco”) and Delmarva Power & Light Company (“DPL”).  For these most recent rate case filings, Pepco and DPL each conducted depreciation studies at the direction of the MPSC, the purpose of which was to study the property, plant and equipment of each company and make recommendations regarding the depreciation rates to be used and the estimate of future costs of removal.

Depreciation rates established in a utility base rate proceeding are used to determine periodic depreciation expense and typically include an element to recover the cost of the asset, known as the life rate, and an element to provide for future costs of removal, known as the net salvage rate.  Under ASC 980, the portion of the depreciation expense representing the estimate of future removal costs is separately tracked and any excess of the accumulated charges for future removal costs over the actual incurred costs of removal are reclassified to a regulatory liability at the end of each reporting period.  The reclassification of the estimated future costs of removal as a

Securities and Exchange Commission
July 19, 2013

regulatory liability reflects the fact that such amounts have been collected from customers as part of electric distribution rates, but the anticipated future expenditures have not yet been incurred.

As part of the most recent depreciation studies referred to above, the MPSC directed Pepco (in Case No. 9092) and DPL (in Case No. 9093) to develop their respective net salvage rates using a present value technique to estimate the future removal costs to be recognized as a regulatory liability.  In comparing the discounted estimate of future removal costs to the regulatory liability determined previously using a non-discounted approach, an excess reserve for future removal costs was identified for each of Pepco and DPL.  These excess reserves, which amounted to $19 million for Pepco and $42 million for DPL, were reclassified in the third quarter of 2012 to accumulated depreciation, where the amounts had originally been recorded.  The MPSC orders directed Pepco (in Order No. 85028) and DPL (in Order No. 85029) to rebalance accumulated depreciation among their various plant accounts and adjust depreciation rates prospectively, including both the life and net salvage rates, to reflect this change.  We also note that the Company disclosed in Note (7), “Regulatory Matters,” on page 159 of the PHI Form 10-K, the estimated annual impact of the change in depreciation rates associated with the July 20, 2012 orders for each of Pepco and DPL, which resulted from, among other things, this rebalancing of accumulated depreciation.

In future filings, the Company will enhance its disclosures related to the facts and circumstances that resulted in the reclassification of the amounts discussed above.

Note 10. Pension and Other Postretirement Benefits, page 168

4.
We note your disclosure on pages 172, 173 and 174 regarding your investment policy, strategy, target and actual plan asset mix, as well as your use of a 7.25% expected long-term rate of return for both the pension and other postretirement benefits plan assets as discussed on page 171.  We also note that the actual and target plan asset allocations appear to be tailored toward different risk profiles.  For example, you disclose that fixed income instruments constitute 62% and 35% of the target pension plan assets allocation, and other postretirement benefits plan assets allocation, respectively.  Please explain in detail how you calculated your expected long-term rate of return for each plan.  In your explanation, please specifically provide your expected return for each category of plan assets in order to arrive at the 7.25% expected rate of return utilized for each plan.

The expected long-term rate of return on plan assets utilized for each plan represents PHI’s estimate of the rate of return to be earned on the respective plan’s assets over the projected period the benefits are expected to be paid.  It reflects the expected long-term rate of return on the assets in the plan at the beginning of the year and on expected contributions to the plan assets during the current year less benefits expected to be paid during the current year.  For each plan, PHI uses the “building block method” to estimate the expected long-term rate of return.  Under this approach, the percentage of total plan assets of each primary asset class is determined as of the beginning of the current year.  That percentage is multiplied by the expected asset return for the related asset class.  The weighted expected rates of return for each primary asset class are then added together to determine the total expected rate of return.  PHI uses a proprietary model developed by its external investment advisors to determine expected returns for each primary

Securities and Exchange Commission
July 19, 2013

asset class.  The overall expected rate of return reflected in the proprietary model includes a rebalancing and diversification effect.  This effect is non-judgmental and is based on well-accepted principles of portfolio diversification.  The rebalancing effect results in a return that is higher than the weighted-average return, and its magnitude is dependent on the number of asset classes and volatility and correlations among primary asset classes in each plan’s investment portfolio.

While the expected long-term rate of return on plan assets for each plan was assumed to be 7.25% for the purposes of determining pension and other postretirement benefits costs for the year ended December 31, 2012, each rate of return was individually determined using separate building block method calculations using the asset category mix of each plan at the beginning of the year.  These building block method calculations indicated that, over a long-term time horizon and with a probability outcome of 50 percent, the plan assets of the pension and other postretirement benefits plans would generate long-term returns of at least 6.93% and 7.06%, respectively.  For each plan, PHI adjusted the total expected rate of return within a reasonable range using a probability outcome slightly below 50 percent based on judgmental considerations.  The following tables summarize how the expected long-term rate of return on plan assets was calculated for each plan.

	Expected	Asset	Weighted
Pension Plan	Return	Percentage	Return
Equity
Large Cap US Equity	8.00%	16.12%	1.29%
Small Cap US Equity	8.40%	5.87%	0.49%
International Equity (Developed)	8.80%	11.00%	0.97%
Emerging Markets Equity	10.60%	3.67%	0.39%
		36.66%	3.14%
Fixed Income
Core US Fixed Income	3.40%	0.00%	0.00%
Long Duration Bonds - Gov't/Credit	3.90%	14.00%	0.55%
Long Duration Bonds - Credit	4.40%	41.50%	1.83%
		55.50%	2.37%
Other
Cash	2.50%	0.50%	0.01%
Real Estate	7.30%	3.67%	0.27%
Private Equity	9.90%	3.67%	0.36%
		7.84%	0.64%
Rebalancing and diversification effect			0.77%
		100.00%	6.93%
Range of reasonable return adjustment			0.32%
			7.25%

Securities and Exchange Commission
July 19, 2013

	Expected	Asset	Weighted
Other Postretirement Benefit Plan	Return	Percentage	Return
Equity
Large Cap US Equity	8.00%	37.00%	2.96%
Small Cap US Equity	8.40%	10.00%	0.84%
International Equity (Developed)	8.80%	11.25%	0.99%
Emerging Markets Equity	10.60%	3.75%	0.40%
		62.00%	5.19%
Fixed Income
Core US Fixed Income	3.40%	36.00%	1.22%
Long Duration Bonds - Gov't/Credit	3.90%	0.00%	0.00%
Long Duration Bonds - Credit	4.40%	0.00%	0.00%
		36.00%	1.22%
Other
Cash	2.50%	2.00%	0.05%
Real Estate	7.30%	0.00%	0.00%
Private Equity	9.90%	0.00%	0.00%
		2.00%	0.05%
Rebalancing and diversification effect			0.60%
		100.00%	7.06%
Range of reasonable return adjustment			0.19%
			7.25%

As noted in the tables above, while the broad mix of primary asset classes differs substantially between the two plans, the weighted overall returns for each plan are substantially the same both before and after the range of reasonable return adjustments.  The pension plan’s lower weighted return on equity investments is offset almost entirely by its higher weighted returns on fixed income and other investments.

Note 12. Income Taxes

Reconciliation of Beginning and Ending Balances of Unrecognized Tax Benefits, page 190

5.	Please tell us the nature of and amounts included within the $235 million of reductions in tax positions related to prior years.

The table below provides the nature of and amounts included within the $235 million of reductions in tax positions related to prior years.

Nature of Reduction in Tax Position	Amount
(in Millions)

Property, plant and equipment	$ 216
Cross-border energy lease investments	11
State amended returns and other	8
$ 235

Securities and Exchange Commission
July 19, 2013

The reductions related to property, plant and equipment reflect a change in management’s assessment during 2012 of the technical merits of a tax position regarding the timing of certain federal income tax deductions associated with property, plant and equipment in open tax years based upon information obtained during the examination process.

Note 13. Stock-Based Compensation, Dividend Restrictions, and Calculations of Earnings Per Share of Common Stock

Equity Forward Transaction, page 195

6.
You disclose on page 195 that your use of the equity forward transaction substantially eliminates future equity market price risk by fixing a common equity offering sales price under the then existing market conditions.  Please explain in further detail the terms of the contract.  Additionally, as you disclose that the contract had no fair value since it was entered into at the then market price of your common stock, please tell us the market price of your common stock and date you entered into the contract, as well as whether, and why, you believe future equity market price risk was substantially eliminated based on the proceeds received of $17.39 per share of common stock.

On March 5 and 6, 2012, PHI entered into two substantially similar International Swaps and Derivatives Association, Inc. (“ISDA”) confirmations with a counterparty in connection with PHI’s equity forward transaction.  A copy of each ISDA confirmation was filed on March 8, 2012 with the Commission as an exhibit to PHI’s Current Report on Form 8-K, and a brief description of the material terms and conditions of each such confirmation was provided in response to Item 1.01 thereof. The average of the high and low trading prices of PHI’s common stock on the New York Stock Exchange on March 5, 2012 and March 6, 2012 was $19.425 and $19.36, respectively.  Each of the equity forward transactions was settled on February 27, 2013 (the “Settlement Date”).

As contemplated by the confirmations, the counterparty or its affiliate borrowed from third parties and offered and sold an aggregate of 17,922,077 shares of PHI’s common stock at a price of $19.25 per share (the “Public Offer Price”), before an underwriting discount of $0.67375 per share (the “Underwriting Discount”), in a public offering registered under Section 5 of the Securities Act of 1933.  The confirmations provided for settlement of the counterparty’s stock loan positions no later than March 5, 2013, or earlier on one or more settlement dates specified by PHI.  PHI generally had the right (subject to certain exceptions which ultimately did not apply) to elect physical, cash or net share settlement.  Upon a physical settlement, the confirmations required (i) PHI to deliver to the counterparty the number of shares specified in the confirmation or notice of settlement, and (ii) the counterparty to deliver to PHI cash in an amount equal to the applicable forward sale price multiplied by the number of shares subject to the settlement.  The forward sale price under the confirmations was initially $18.57625 per share (equal to the Public Offer Price less the Underwriting Discount).  This initial sale price was subject to contractually prescribed reductions to account for certain borrowing and other costs incurred by the counterparty associated with the equity forward transactions as set forth in the

Securities and Exchange Commission
July 19, 2013

confirmations, which resulted in a reduction in the forward sale price over the period prior to the Settlement Date.  As a result, the forward sale price was reduced to $17.39 per share as of the Settlement Date.

PHI believes that the equity forward transaction substantially eliminated future equity market price risk because the forward sale price was determinable as of the date of the signing of the confirmations and was only reduced pursuant to the contractual terms of the confirmations through the Settlement Date, which reductions were not affected by a future change in the market price of the PHI common stock.  As noted above, if and when PHI elected physical settlement (and at the expiration of the confirmations if any shares covered thereby remained on such date), the terms of the confirmations required PHI to deliver to the counterparty PHI’s common stock in exchange for a cash payment equal to the forward sale price multiplied by the number of shares covered by the physical settlement.  The forward sale price to be received by PHI was determined pursuant to the terms of the confirmation and was not dependent upon or determined by reference to the future market price of PHI’s common stock.  As such, any future market price of PHI’s stock was irrelevant in determining the cash proceeds that PHI would receive upon physical settlement.  For example, had PHI’s stock price hypothetically dropped to $10.00 per share on the Settlement Date, the counterparty would still have been obligated to pay PHI $17.39 per share.  Conversely, had PHI’s stock price hypothetically increased to $25.00 per share on the Settlement Date, the purchase price would have remained at $17.39 per share.  For these reasons, PHI believes that the terms of the confirmations had the effect of substantially eliminating future equity market price risk with respect to the shares of PHI common stock that were covered by the confirmations.

Form 10-Q for the Three Months Ended March 31, 2013

Item 1. Financial Statements

Note 11. Income Taxes, page 29

7.
We note your disclosure on page 30 that you established valuation allowances of $101 million against deferred tax assets related to certain transactions involving investments in aircraft and aircraft equipment, railcars and other assets, as well as the reasons for doing so.  Please explain these transactions in further detail and expand on the reasons you disclosed on page 30 for establishing the allowance during the three months ended March 31, 2013, including the facts and timing of the circumstances specific to these transactions that you considered.

Information Regarding Transactions

Between 1990 and 1999, Potomac Capital Investment Corporation (“PCI”), a wholly owned subsidiary of PHI, entered into certain structured transactions through various PCI subsidiaries involving investments in aircraft and aircraft equipment, railcars and other assets. These transactions were structured as both direct finance leases and operating leases of the underlying assets. In connection with PCI’s ownership and exit from these investments, PCI recognized certain tax benefits associated with these transactions that resulted in the recording of deferred

Securities and Exchange Commission
July 19, 2013

tax assets. As of December 31, 2012, deferred tax assets totaling $101.3 million existed with respect to two of these transactions.

AMP Funding, LLC (AMP Funding), a wholly owned subsidiary of PCI, was one of several affiliated legal entities that participated in an investment in direct finance leases of railcars.  AMP Funding, through its affiliates, owns approximately 30 railcars, which are under long-term leases with third parties.  As of December 31, 2012, AMP Funding had a deferred tax asset of approximately $69.6 million relating to these leases. Management believed at December 31, 2012 that a tax-planning strategy was available to realize fully this deferred tax asset. However, the IRS has been broadly challenging the economic substance and business purpose of structured transactions, and disallowing the related tax benefits. In light of and as a direct result of the events that took place in the first quarter of 2013, which are more fully discussed below, PHI re-evaluated its ability to realize this deferred tax asset and it was concluded as of March 31, 2013, after evaluating all of the available positive and negative evidence, that a valuation allowance should be established for the entire amount of the AMP Funding deferred tax asset of $69.6 million. Accordingly, the tax provision for PHI reflects a charge of $69.6 million for the three months ended March 31, 2013 for the establishment of the valuation allowance.

Potomac Delaware Leasing Corporation (Potomac Delaware), an indirect wholly owned subsidiary of PCI, was one of several affiliated legal entities that participated in an investment in direct finance leases of aircraft. Potomac Delaware no longer owns any aircraft; however, it had a related deferred tax asset of approximately $31.7 million as of December 31, 2012 from prior structured transactions. Management believed at December 31, 2012 that a tax-planning strategy was available to realize fully this deferred tax asset.  In light of and as a direct result of the events that took place in the first quarter of 2013, which are more fully discussed below, PHI re-evaluated its ability to realize this deferred tax asset and it was concluded as of March 31, 2013, after evaluating all of the available positive and negative evidence, that a valuation allowance should be established for the entire amount of the Potomac Delaware deferred tax asset of $31.7 million. Accordingly, the tax provision for PHI reflects an additional charge of $31.7 million for the three months ended March 31, 2013 for the establishment of the valuation allowance.

Reasons for Establishing the Valuation Allowance

During the first quarter of 2013, court decisions were rendered in favor of the IRS in two cases, Consolidated Edison Company of New York, Inc. & Subsidiaries v. United States and Chemtech Royalty Associates, L.P. et al. v. United States.  In each of these cases, the courts found that the taxpayers had entered into tax-motivated transactions that lacked business purpose and economic substance.

On January 9, 2013, the U.S. Court of Appeals for the Federal Circuit rendered an opinion in Consolidated Edison Company of New York, Inc. & Subsidiaries v. United States which disallowed tax benefits associated with the taxpayer’s lease-in, lease-out transaction and reversed the 2009 ruling of the U.S. Court of Federal Claims finding in favor of the taxpayer.  On February 26, 2013, the U.S. District Court for the Middle District of Louisiana rendered an opinion in Chemtech Royalty Associates, L.P. et al. v. United States which disallowed deductions

Securities and Exchange Commission
July 19, 2013

claimed by the taxpayer in relation to two special limited investment partnership transactions.  PHI believes that the courts’ decisions regarding the economic substance of these taxpayers’ transactions provided significant negative evidence regarding PHI’s ability to realize the deferred tax assets of AMP Funding and Potomac Delaware.

As disclosed on page 25 of PHI’s Form 10-Q for the three months ended March 31, 2013, as a result of the Consolidated Edison ruling, PHI determined that its tax position with respect to the benefits associated with its cross-border energy leases no longer met the more likely than not standard of recognition for accounting purposes.  As a result, PHI recorded an after-tax non-cash charge of $377 million, consisting of the components described on page 25 of the Form 10-Q.  PHI believed that this conclusion regarding its ability to support the economic substance of PCI’s cross-border energy lease transactions provided significant negative evidence regarding PHI’s ability to realize the deferred tax assets of AMP Funding and Potomac Delaware.

Finally, in March 2013, PHI began to pursue the early termination of the cross-border lease investments without the intent to reinvest the proceeds from the terminations in income-producing assets.  The tax-planning strategies PHI had identified to fully realize the deferred tax assets of AMP Funding and Potomac Delaware relied on future taxable income in the PCI group of legal entities.  With the intent to terminate the cross-border lease investments and use the termination proceeds for general corporate purposes, the ability to implement the tax-planning strategies was significantly diminished, making it extremely unlikely that PHI could realize the deferred tax assets of AMP Funding and Potomac Delaware.  Thus, the decision by PHI to begin to pursue the early termination of the cross-border lease investments in March 2013 constituted additional significant negative evidence regarding PHI’s ability to realize the deferred tax assets of AMP Funding and Potomac Delaware.

Thus, as disclosed on page 30 of PHI’s Form 10-Q for the three months ended March 31, 2013, the specific events that took place during the first quarter of 2013 that were considered in our establishment of the valuation allowance included the following:

(i)	Court decisions in favor of the IRS with respect to both Consolidated Edison’s cross-border lease transaction and another taxpayer’s structured transactions,
(ii)	The change in PHI’s tax position with respect to the tax benefits associated with its cross-border energy leases, and
(iii)
PHI’s decision in March 2013 to begin to pursue the early termination of its remaining cross-border energy lease investments (which represents a substantial portion of the remaining assets within PCI) without the intent to reinvest these proceeds in income-producing assets.

Evaluating the need for and amount of a valuation allowance for deferred tax assets under ASC 740 requires an analysis of all the positive and negative evidence available to determine whether all or some portion of the deferred tax assets will not be realized.  Under ASC 740, a valuation allowance must be established for deferred tax assets when it is more likely than not (a probability level of more than 50 percent) that they will not be realized.  As a result of the specific events in the first quarter of 2013 as discussed above, and after updating its assessment

Securities and Exchange Commission
July 19, 2013

of the positive and negative evidence associated with the deferred tax assets of AMP Funding and Potomac Delaware, PHI established the valuation allowance totaling $101.3 million during the first quarter of 2013.

Exhibit 12.1

8.
Item 503(d) of Regulation S-K requires the presentation of the last five fiscal years and the latest interim period for which financial statements are presented when the ratio of earnings to fixed charges is presented.  Please revise or advise us why you have limited your presentation to the most recent interim period and last four fiscal years.

PHI and ACE have included the ratio of earnings to fixed charges information in their Forms  10-Q on a voluntary basis.  The disclosure of the calculation of the ratio of earnings to fixed charges pursuant to Item 503(d) of Regulation S-K is not required in a Form 10-Q and none of the Form 10-Q disclosure rules otherwise require this disclosure.  Further, the ratio of earnings to fixed charges exhibit disclosure pursuant to Item 601(b)(12) of Regulation S-K (and its cross-reference to Item 503(d)) is not required because, pursuant to the Item 601(a) exhibit chart, Exhibit 12 information is inapplicable to a Form 10-Q.

Notwithstanding the foregoing, to the extent that PHI and ACE provide this disclosure on a voluntary basis in future Form 10-Q filings, PHI and ACE agree to include historical ratio disclosures for the last five fiscal years and for the latest interim period for which financial statements are presented, in a manner consistent with the provisions of Item 503(d).

9.
Instruction 2(A) to Item 503(d) of Regulation S-K requires the disclosure of the dollar amount of a deficiency in the ratio of earnings to fixed charges if the ratio indicates it is less than one-to-one coverage.  Please revise or advise us why the dollar deficiency was not included.

As noted in the response to Comment 8, PHI has provided the ratio of earnings to fixed charges information in its Forms 10-Q on a voluntary basis because Item 503(d) of Regulation S-K, including Instruction 2(A) thereto, is not required disclosure in a Form 10-Q.  Further, PHI’s ratio for the first fiscal quarter of 2013 was less than one solely because PHI incurred a net loss in that quarter.  As a result, the amount of the dollar deficiency was ascertainable by reference to PHI’s net loss and the amount of its fixed charges, both of which were disclosed in the Form 10-Q.

Securities and Exchange Commission
July 19, 2013

Notwithstanding the foregoing, to the extent that PHI provides this disclosure on a voluntary basis in future Form 10-Q filings, PHI will provide the dollar amount of any deficiency in a manner consistent with the provisions of Instruction 2(A) to Item 503(d).

In connection with the responses to these comments, the Company and ACE acknowledge the following:

●	each of the Company and ACE is responsible for the adequacy and accuracy of the disclosure in the filings referred to herein;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	neither the Company nor ACE may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *       *        *

If you have any questions regarding this response, please do not hesitate to call me at (202) 872-2219, Ronald K. Clark, Vice President and Controller, at (202) 872-2249, or Jane K. Storero, Vice President – Corporate Governance and Secretary, at (202) 872-3487.

Sincerely,

/s/ JOSEPH M. RIGBY
Joseph M. Rigby
Chairman of the Board, President and Chief Executive Officer of PHI and Chairman of ACE

cc:           Jason Niethamer
Jarrett Torno
D. Michael Eberhardt